

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 25, 2017

VIA-EMAIL

Lisa Goldstein
Associate
Proskauer Rose LLP
Eleven Times Square
New York, NY 10036

Re: Dreyfus Institutional Liquidity Funds
        Initial Registration Statement on Form N-1A
        File Nos. 333-220625 and 811-23296

Dear Ms. Goldstein:

On September 25, 2017, you filed on behalf of Dreyfus Institutional Liquidity Funds ("Registrant"), an open-end investment company, a registration statement on Form N-1A under the Securities Act of 1933 and the Investment Company Act of 1940 ("1940 Act"), to register shares of beneficial interest of the Dreyfus Treasury and Agency Liquidity Money Market Fund ("Fund").

We have reviewed the filing and have the following comments.

General Comments

1. We note that substantial portions of the disclosure have been left blank or bracketed. We may have additional comments when you supply the omitted information in a pre-effective amendment, on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment(s).

2. Please note that comments we give on disclosure in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

Cover Page

3. Please update the Fund's series and class identifiers to reflect the ticker symbols for each class. *See* Regulation S-T, Rule 313(b)(1).

Fund Summary, Fees and Expenses

4. Please provide the Staff with a completed fee table and expense example for review prior to seeking effectiveness.

Shareholder Guide, Buying and Selling Shares, How to Sell Shares

5. It appears that a word is missing in the fourth sentence of the second paragraph. The prospectus currently states, "If the request is received and accepted [5:00pm], or is transmitted . . ." Please confirm whether this is intended to state, "If the request is received and accepted <u>after</u> [5:00 p.m.], or is transmitted . . ."

6. In the first sentence of the third paragraph, please add the words "beyond seven days" immediately before the colon.

7. With respect to in-kind redemptions, please include disclosure indicating whether redemptions in-kind be pro-rata portions of the Fund's portfolio, individual securities, or a representative basket of securities.

Back Cover Page

8. The prospectus currently states that the fund's most recent annual and semiannual reports "are" available at Dreyfus' webpage. Please revise this disclosure to indicate that, because the Fund is a new fund, the relevant reports are not yet available, but will be in the future.

Statement of Additional Information

Cover Page

9. The second paragraph of the Cover Page states, "The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference to this SAI." Accordingly, please provide an auditor's consent for each of the funds for which the financial statements are incorporated by reference. *See* Securities Act, Section 7(a)(1) and Rule 439. Alternatively, delete this representation with respect to funds not covered by this registration statement.

Part II, Investment Restrictions, Fundamental Policies, Industry Concentration

10. There does not appear to be any disclosure relating to an industry concentration policy for the Dreyfus Treasury and Agency Liquidity Fund. Please add relevant disclosure relating to this Fund's fundamental policy on concentration, as required by Section 8(b)(1)(B) of the 1940 Act.

11. The industry concentration policy for the Dreyfus Natural Resources Fund states, "The natural resources sector, in general, is not considered an industry for purposes of this Fundamental Policy." Please provide your legal basis as to why the natural resources sector is not an "industry or group of industries."

12. The Staff notes that the industry concentration policies for multiple funds in this SAI, as well as the related explanatory notes on page II-35, contain conflicting and/or inconsistent language with respect to the exclusion of Municipal Obligations or Municipal Bonds from the funds' respective concentration limitations. Please revise the relevant disclosure as described below to clarify for all funds in this SAI that exclude Municipal Obligations or Municipal Bonds from their industry concentration policies that such exclusion does not include Municipal Obligations or Municipal Bonds backed principally by the assets and revenues of non-governmental users.

    a. Please revise the explanatory note on page II-35 relating to the Dreyfus AMT-Free Municipal Cash Management Plus and Dreyfus AMT-Free California Municipal Cash Management fund concentration policies to apply that explanatory note to all funds covered by this SAI that exclude Municipal Bonds or Municipal Obligations from their concentration policies. Additionally, please supplementally explain whether the funds intend to classify all Municipal Obligations backed principally by the assets and revenues of non-governmental users as within a single industry or if the funds intend to classify such Municipal Obligations according to the industry of the underlying non-governmental user. If the former, please provide your legal basis for that approach. If the latter, please revise the sentence to state that the Municipal Obligations backed principally by the assets and revenues of non-governmental users will be counted for concentration purposes as within the industry of the underlying non-governmental user.

    b. Please revise the explanatory note on page II-35 relating to the Dreyfus Short-Intermediate Municipal Bond Fund by replacing "solely" with "principally." Alternatively, if the fund adopts changes in response to Comment 12(a) above, please delete this explanatory note.

    c. Please revise the explanatory note on page II-35 relating to the Dreyfus AMT-Free Municipal Cash Management Plus, Dreyfus AMT-Free New York Municipal Cash Management, Dreyfus AMT-Free Tax Exempt Cash Management and Dreyfus California AMT-Free Municipal Cash Management funds by replacing "industrial development bonds" with "Municipal Bonds." Alternatively, if the fund adopts changes in response to Comment 12(a) above, please delete this explanatory note.

13. The industry concentration policy for the Dreyfus Strategic Beta Emerging Markets Equity Fund and the Dreyfus Strategic Beta Global Equity Fund states, "Securities issued or guaranteed by governments other than the U.S. government or by foreign supranational entities are not considered to be the securities of issuers in a single industry

for purposes of this Fundamental Policy." Please note that securities issued by foreign governments and foreign supranational entities cannot be excluded from the concentration policy. *See* January 3, 1991 Generic Comment ("Dear Registrant") Letter, 1991 WL 439213. As the language in the concentration policy is not consistent with the Staff's interpretation, please add an explanatory note for these funds, as well as any other fund(s) covered by this SAI that have similar disclosure, to indicate that the funds will not invest more than 25% of their total assets in the securities of a foreign government of, and all supranational entities in, a single country.

Fundamental and Nonfundamental Policies Related to Fund Investment Objectives, Diversification and Names

14. On page II-42, the SAI states, "Dreyfus Institutional Preferred Treasury Securities Money Market Fund and Dreyfus Institutional Treasury Cash Securities Cash Advantage Fund typically invest exclusively in the instruments described below." Please revise this sentence to indicate that the Dreyfus Treasury and Agency Liquidity Money Market Fund also typically invests exclusively in the instruments listed in the table.

15. Please revise the table on page II-42 to indicate whether the 80% test for the Dreyfus Treasury and Agency Liquidity Money Market Fund is a fundamental policy.

Financial Statements, Exhibits, and Other Information

16. Any financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

17. Please include the indemnification undertaking required by Rule 484 under the Securities Act in the registration statement.

* * * *

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

* * * *

Any questions you may have prior to filing a pre-effective amendment regarding the filing or this letter may be directed to the undersigned at (202) 551-6497.

Sincerely,

/s/ Frank A. Buda

Frank A. Buda
Attorney-Adviser